Exhibit 99.1

Sagtec Global Limited Announces Project Funding
Participation in 84-Unit Residential Township with AI
Smart Home Integration

KUALA LUMPUR, MALAYSIA, February 03, 2026 (GlobeNewswire) – Sagtec Global Limited (“Sagtec” or the “Company”), a technology solutions provider specialising in smart and digital innovations, is pleased to announce that it has entered into a project funding agreement with a local property developer in relation to a residential township development comprising 84 townhouse units.

Under the terms of the agreement, Sagtec has committed project funding of approximately RM7.6 million (approximately US$1.93 million), subject to agreed drawdown conditions, to support a defined phase of the development. Repayment of the funding is structured through the transfer of specified completed residential units and/or cash settlement, calculated by reference to the realised or assessed sale value of comparable units within the project. The agreement includes customary security arrangements, including charges over shares in the project developer, to secure Sagtec’s interests. The arrangement does not involve Sagtec assuming development or construction responsibilities and does not constitute a joint venture or partnership.

Project Overview

The project involves the development of 84 townhouse units, designed to meet modern residential living standards. The development is expected to benefit from strong demand for landed residential properties, supported by strategic location planning, efficient layouts, and modern infrastructure.

AI Smart Home Solution Integration

Separately from the funding arrangement, Sagtec is expected to act as the AI Smart Home solutions provider for the project, subject to agreement between the parties on the final scope and commercial agreements. The Company will deploy its proprietary and integrated smart living technologies, which may include intelligent home automation systems, energy management solutions, security and access control systems, and AI-enabled monitoring features.

The integration of AI Smart Home solutions is expected to:

●	Enhance the overall value proposition of the residential units

●	Improve energy efficiency and security for homeowners

●	Differentiate the project within a competitive residential property market

●	Strengthen Sagtec’s position as a smart technology solutions provider in the real estate sector

Strategic Rationale

This project marks an important milestone in Sagtec’s strategy to expand the application of its technology solutions beyond traditional sectors and into smart real estate development. By combining property development participation with technology deployment, the Company aims to create sustainable, scalable revenue streams while showcasing real-world use cases of its AI Smart Home ecosystem.

Financial Impact

The Company expects this project to contribute positively to its future earnings through returns realised under the project funding arrangement, subject to completion, unit transfer, and/or cash settlement under the agreement; and potential additional revenue from the provision and implementation of AI Smart Home solutions, if and when contracted.

The project is expected to be undertaken in phases, with revenue and profit contributions recognised progressively in accordance with applicable accounting standards.

Outlook

Sagtec remains committed to pursuing strategic collaborations that align with its long-term growth objectives. The Company continues to explore opportunities that combine technology innovation with high-growth sectors, including property development, smart cities, and digital infrastructure.

About Sagtec Global Limited

Sagtec Global Limited (NASDAQ: SAGT) is a leading provider of digital transformation and SaaS solutions, empowering over 12,000 businesses across Southeast Asia with the tools to enhance efficiency, automation, and market competitiveness. For more information on the Company, please log on to https://www.sagtec-global.com/.

About Stateight Sdn Bhd

Stateight Sdn Bhd is a Malaysian property development company focused on residential real estate projects, including the planning, construction, and delivery of contemporary housing solutions. With a track record in developing quality township and landed housing developments, Stateight partners with stakeholders to create sustainable communities that meet modern living standards. For more information on the company and its projects, visit its official channels and corporate profiles.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the Company’s current expectations, estimates and projections about its business, industry and future results, and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements may include, but are not limited to, statements regarding the expected scope, performance, timing and benefits of the Platform, the Company’s ability to deliver the project as contemplated, and the anticipated impact of the agreement on the Company’s business and financial condition. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by law.

Contact Information:

Sagtec Global Limited Contact:

Zainab Fateema binti Mustafa

Head of Public Relations & Corporate Affairs

Telephone +6011-6217 3661

Email: info.pr@sagtec-global.com